UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Indus Realty Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

45580R103

(CUSIP Number)

Susanne V. Clark

Senior Managing Director and General Counsel

c/o Centerbridge Partners, L.P.

375 Park Avenue

New York, NY 10152

(212) 672-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Gregory J. Ressa

Atif I. Azher

Simpson Thacher & Bartlett LLP

425 Lexington Ave.

New York, NY 10017

(212) 455-2000

November 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 750,779
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 750,779

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,779
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II AIV II - B, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 750,778
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 750,778

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,778
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Fund SBS II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Centerbridge Partners Real Estate Associates II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CPREF II Cayman GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,501,557
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,501,557

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,501,557
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. 45580R103

1.	Names of Reporting Persons. CCP SBS GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,875
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,875

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,875
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 45580R103

1.	Names of Reporting Persons. Jeffrey Aronson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,512,432
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,512,432

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,512,432
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.8%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Common Stock, $0.01 par value per share (“Common Stock”) of INDUS Realty Trust, Inc., a Maryland corporation (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed on November 25, 2022 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. The principal offices of the Issuer are located at 641 Lexington Avenue, New York, NY 10022. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As previously disclosed, Centerbridge determined to explore possible strategic transactions involving the Issuer, including pursuing a proposal to acquire the outstanding shares of Common Stock not currently held by the Reporting Persons.

In connection with the above, on November 27, 2022, the Reporting Persons, along with GIC Real Estate, Inc. (“GIC”) delivered a non-binding proposal (the “Proposal”) to the Board offering to acquire the remaining Common Stock of the Issuer that the Reporting Person’s do not already own for a price per share equal to $65.00 (the “Proposed Transaction”). The Proposal is non-binding and is subject to a number of conditions, as set forth in the Proposal. The Reporting Persons have not proposed any specific structure for the Proposed Transaction nor have they received any feedback from the Issuer. To the best of the Reporting Persons’ knowledge and belief, GIC does not beneficially own any shares of Common Stock of the Issuer as of the date hereof.

The Proposal is non-binding in nature and does not obligate in any way the Reporting Persons or the Issuer to negotiate or enter into definitive documentation with respect to a transaction or otherwise complete the Proposed Transaction. No assurances can be given that the Proposal will be accepted by the Issuer or that, if accepted, the Proposed Transaction contemplated under the Proposal will be consummated. There is no binding obligation on the part of the Issuer or the Reporting Persons with respect to the Proposal and neither the Issuer nor the Reporting Persons are obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution and delivery of definitive documentation. Any definitive documentation entered into in connection with the Proposed Transaction is likely to be subject to customary closing conditions.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal, which is filed herewith as Exhibit B and incorporated herein by reference.

Neither the Proposal nor this Schedule 13D is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

If the transaction contemplated by the Proposal is consummated, one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D may result, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, other material changes in the Issuer’s business or corporate structure, and the shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

The Reporting Persons intend to continue to engage in discussions with, among others, management, the Board, stockholders and other stakeholders of the Issuer, and/or third parties, including potential acquirers, service providers and debt and equity financing sources, and other relevant parties and may take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, Board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer, which discussions may include proposing or considering proposals and counterproposals. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time. While the Proposal remains under consideration by the Issuer, the Reporting Persons and their affiliates expect to respond to inquiries from, and negotiate the terms of the Proposal with, the Issuer and its representatives. The Reporting Persons do not intend to update additional disclosures regarding the Proposal until a definitive agreement has been reached, or unless disclosure is otherwise required under applicable U.S. securities laws.

The Reporting Persons intend to regularly review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in this Schedule 13D, as may be amended from time to time, and any limitations imposed by the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time, and the Reporting Persons reserve their right to change their plans and intentions with respect to the Issuer, including in connection with any of the actions discussed in this Item 4, including, among others, any terms related to the Proposal. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibit:

B.	Proposal dated November 27, 2022.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2022

CPREF II AIV II - A, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II AIV II - B, L.P.
By: Centerbridge Partners Real Estate Associates II, L.P., its general partner
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE FUND SBS II, L.P.
By: CCP SBS GP, LLC, its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CENTERBRIDGE PARTNERS REAL ESTATE ASSOCIATES II, L.P.
By: CPREF II Cayman GP Ltd., its general partner

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CPREF II CAYMAN GP LTD.

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

CCP SBS GP, LLC

By:	/s/ Susanne V. Clark
Name:	Susanne V. Clark
Title:	Authorized Signatory

JEFFREY H. ARONSON

/s/ Jeffrey H. Aronson

[Schedule 13D/A Signature Page]